UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 001-37381

MEDIGUS LTD.

(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On April 8, 2019, the Company issued a press release titled: “Medigus Completes patient enrolment of its First Multi-Center MUSE™ Clinical Study in China as Part of the CFDA Clearance Process.” A copy of this press release is furnished herewith as exhibit 99.1 and incorporated herein by reference.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration Nos. 333-221019, 333-206803 and 333-22942).

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled: “Medigus Completes patient enrollment of its First Multi-Center MUSE™ Clinical Study in China as Part of the CFDA Clearance Process,” dated April 8, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: April 8, 2019	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

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